June 23, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street NE Mailstop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

                  Assistant Director

Re:	Pieris Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-204833)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters, wish to advise you that between June 17, 2015 and June 22, 2015, approximately 1,379 copies of the Preliminary Prospectus dated June 17, 2015 were distributed as follows:

•	10 to prospective underwriters and dealers;

•	487 to institutional investors; and

•	882 to individuals.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m., Washington, D.C. time, on June 25, 2015 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

OPPENHEIMER & CO. INC.

JMP SECURITIES LLC

As representatives of the

several Underwriters

OPPENHEIMER & CO. INC.

By:	/s/ Douglas Cameron
	Name:	Douglas Cameron
	Title:	Head of Equity Capital Markets

JMP SECURITIES LLC

By:	/s/ Stephen Ortiz
	Name:	Stephen Ortiz
	Title:	Managing Director

cc:	Stephen S. Yoder, Pieris Pharmaceuticals, Inc.
Darlene Deptula-Hicks, Pieris Pharmaceuticals, Inc.
William C. Hicks, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Marc Mantell, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Thomas .Levato, Goodwin Procter LLP

[Signature Page to Underwriters’ Acceleration Request Letter]